SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification about news: Abreu e Lima Refinery

Rio de Janeiro, August 26 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, regarding the recent news published by the Brazilian press about the investments that have been planned for the construction of the Abreu e Lima Refinery, in Pernambuco, wishes to clarify that, as announced on March 26 2008, the Company executed an agreement with the Venezuelan national oil company (PDVSA) that set the terms for the partnership between the two companies in the Refinery.

In late 2006, with the completion of the conceptual phase of the project – Phase II, the degree of definition of the technical and planning requirements projected the Refinery would go on stream in the second half of 2010 and reach its full capacity in 2011. Processing capacity was set at 200,000 barrels of oil per day and investments estimated at $4.056 billion (at an exchange rate of R$2.50/ $1.00, with a -10% to +30% accuracy margin.)

In the period ranging from 2007 to 2009, during the development of the basic project phase – Phase III, the degree of definition of the technical and planning requirements for the project was advanced. The better definition of the units’ technical scope, the improved knowledge regarding the characteristics of the oil to be processed, in addition to the analyses made of the results obtained in refining simulations, allowed the processing capacity to be resized and the refinery’s technical and economic performance to be optimized. As a result, the oil processing capacity was increased to 230,000 barrels per day, the processing units were adapted to meet the new products quality requirements, and the deployment schedule and investment profile updated. Operations are expected to go on stream in 2011 and investments estimated at $12.00 billion (with a margin raging from -3% to +10%).

Therefore, the increase in the planned investments can be explained based on the following factors: (a) an increase in the project’s scope intended to increase refining capacity and include new systems to improve product quality, (b) a significant surge in equipment and service prices compared to the original estimates on account of a cost inflation in the oil industry as a result of the spike in international oil prices in the past few years and, (c) a less expensive Dollar compared to the Real, which increases the costs incurred in Reais, in which most of the cost is denominated.

It is important to state that this total investment amount is still under assessment and must yet be submitted to the approval of the Executive Board. To do so, it will be necessary to reassess the project based on the review of the Technical and Economic Feasibility Study (TEFS), something that may only be done after the investment amounts are redefined.

Refinery construction is currently in the earthwork completion stage and the bidding procedures for the main units that will compose it have not been finished yet. The Company recently cancelled the bids for the Atmospheric Distillation, Delayed Coking, Hydrotreatment and Hydrogen Generation Units, for the Industrial Refuse Treatment Station, and for the pipe-way and interconnections package, since it considered the prices offered by the proponents excessive. Negotiations are currently underway with the proponents in order for them to offer better prices aiming to reduce the refinery’s total cost. In the recent negotiations held during processes in progress, which have not been completed yet, it was already possible to see reductions in the offered prices.

Petrobras will keep the market informed about the completion of all of the stages, in compliance with the law and with the regulation set forth by the Securities and Exchange Commission (CVM).

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.